Filed Pursuant to Rule 433

Registration No. 333-130117

December 6, 2005

GENERAL ELECTRIC COMPANY

LIBOR FLOATING RATE NOTES TERMS AND CONDITIONS

Issuer:	General Electric Company

Ratings:	Aaa/AAA

Trade Date:	December 6, 2005

Settlement Date:	December 9, 2005

Maturity Date:	December 9, 2008

Principal Amount:	US $1,500,000,000

Price to Public (Issue Price):	100%, and accrued interest, if any, from December 9, 2005

Net Proceeds to Issuer:	US $1,497,750,000

Indenture:	Indenture dated as of December 1, 2005 with JPMorgan Chase Bank, N.A., as Trustee, as described in the base prospectus dated December 5, 2005 included in the registration statement for the notes on file with the Securities and Exchange Commission

Interest Rate:	Three-Month LIBOR plus .04%

Interest Payment Dates:	Quarterly on each March 9, June 9, September 9 and December 9, commencing March 9, 2006 and on the Maturity Date to holders of record 15 calendar days prior to such date and to holders of record at maturity

Initial Interest Rate:	Three-Month LIBOR plus .04%, to be determined two London Business Days prior to the original issue date

Interest Reset Dates:	March 9, June 9, September 9 and December 9 of each year commencing March 9, 2006

Interest Reset Periods:	The initial interest reset period will be the period from and including the original issue date to but excluding the initial interest reset date. Thereafter, the interest reset periods will be the periods from and including an interest reset date to but excluding the immediately succeeding interest reset date or the maturity date, as the case may be

Interest Determination Dates:	Two London Business Days prior to each Interest Reset Date

Calculation of LIBOR

JPMorgan Chase Bank, N.A., or its successor appointed by us, will act as calculation agent to determine Three-Month LIBOR as of the applicable interest determination date as follows:

•      LIBOR will be determined on the basis of the offered rates for deposits in U.S. dollars having a three-month maturity, commencing on the second London Business Day immediately following such interest determination date, which appears on Moneyline Telerate Page 3750 (as defined below) as of approximately 11:00 a.m., London time, on such interest determination date. “Moneyline Telerate Page 3750” means the display designated on page “3750” on Moneyline Telerate. If no rate appears on Moneyline Telerate Page 3750, LIBOR for such interest determination date will be determined in accordance with the provisions of the paragraph below.

•      With respect to an interest determination date on which no rate appears on Moneyline Telerate Page 3750 as of approximately 11:00 a.m., London time, on such interest determination date, the calculation agent shall request the principal London offices of each of four major reference banks (which may include affiliates of the underwriter) in the London interbank market selected by the calculation agent (after consultation with us) to provide the calculation agent with a quotation of the rate at which deposits of U.S. dollars having a three-month maturity, commencing on the second London Business Day immediately following such interest determination date, are offered by it to prime banks in the London interbank market as of approximately 11:00 a.m., London time, on such interest determination date in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time. If at least two such quotations are provided, LIBOR for such interest determination date will be the arithmetic mean of such quotations as calculated by the calculation agent. If fewer than two quotations are provided, LIBOR for such interest determination date will be the arithmetic mean of the rates quoted as of approximately 11:00 a.m., New York City time, on such interest determination date by three major banks (which may include affiliates of the underwriter) selected by the calculation agent (after consultation with us) for loans in U.S. dollars to leading European banks having a three-month maturity commencing on the second London Business Day immediately following such interest determination date and in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time; provided, however, that if the banks selected as aforesaid by the calculation agent are not quoting such rates as mentioned in this sentence, LIBOR for such interest determination date will be LIBOR determined with respect to the immediately preceding interest determination date. A “Business Day” is a weekday which is not a day when banking institutions in the place of payment are authorized or required by law or regulation to be closed. A “London Business Day” is a day which is a Business Day and which is a day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

All percentages resulting from any calculation of any interest rate for the notes will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upward and all dollar amounts will be rounded to the nearest cent, with one-half cent being rounded upward.

Day Count Convention:	Actual/360

Denominations:	Minimum of $1,000 with increments of $1,000 thereafter

Redemption:	Not redeemable

Listing:	None

Underwriting:	Pursuant to an underwriting agreement, J.P. Morgan Securities Inc., as underwriter, has agreed to purchase all of the notes being sold in this offering.

The issuer has agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriter may be required to make in respect of those liabilities.

The underwriter is offering the notes subject to conditions contained in the underwriting agreement, including approval of legal matters by its counsel and the receipt of an officer’s certificate and legal opinions. The underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The underwriter has advised the issuer that it proposes initially to offer the notes to the public at the public offering price. GE Capital Markets, Inc. will act as a sales agent in connection with the offering and will receive a fee from the underwriter equal to .075% of the principal amount of the notes. After the initial public offering, the public offering price may be changed.

CUSIP:	369604BB8

ISIN:	US369604BB88

Book-Entry:	The notes will be represented by one or more global notes deposited with The Depository Trust Company as the depositary for the notes and registered in the name of DTC’s nominee.

Issuer Information:	Form 10-K for 2004, as amended, Forms 10-Q for the first three quarters of 2005 and Current Reports on Form 8-K filed on May 6, 2005, June 14, 2005, June 21, 2005, June 23, 2005, August 2, 2005, September 16, 2005, September 20, 2005 and November 25, 2005.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling the underwriter collect at 1- 212 834-4533 or Investor Communications of the issuer at 1-203-357-3950.